SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
January 3, 2007
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-600880
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains an invitation to Qimonda AG’s annual general meeting of shareholders to be held on February 13, 2007.

INVITATION
SIGNATURES

Qimonda AG, Munich

Dear Shareholders,	Munich, January 2007
You are invited to a general
meeting of shareholders
of Qimonda AG, Munich
on Tuesday 13 February 2007 at 10.00 in the Haus der Bayerischen Wirtschaft, Max-Joseph-Str. 5, 80333 Munich.
Agenda
1.	Presentation of adopted Financial Statements of Qimonda AG, the management report for Qimonda AG and the report of the Supervisory Board for the 2005/2006 financial year

The documents mentioned above may be reviewed at the registered office of Qimonda AG, Gustav-Heinemann-Ring 212, 81739 Munich and on the Internet at www.qimonda.com.

2.	Resolution concerning the formal approval of the actions of members of the Management Board

Supervisory Board and Management Board propose granting formal approval of the actions of the members of the Management Board in the 2005/2006 financial year.

3.	Resolution concerning the formal approval of the actions of members of the Supervisory Board

Supervisory Board and Management Board propose granting formal approval of the actions of the members of the Supervisory Board in the 2005/2006 financial year.

4.	Resolution concerning the appointment of auditor for the 2006/2007 financial year

The Supervisory Board proposes appointing KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt/Main, as auditors for the 2006/2007 financial year.

5.	Agreement on a controlling and profit transfer agreement

The Supervisory Board and the Management Board propose the approval of the Control and Profit Transfer Agreement dated Nov. 8, 2006 between Qimonda AG (controlling company) and Qimonda Europe GmbH (controlled company), whose shares are 100 % owned by Qimonda AG.

The content of the agreement is essentially as follows:
—	Qimonda Europe GmbH shall subordinate its management to Qimonda AG. In this respect, Qimonda AG is entitled to issue instructions to the management of Qimonda Europe GmbH in respect of the management of the company.

—	Qimonda Europe GmbH agrees as of 1.7.2006 to transfer its entire profits to Qimonda AG. What is to be transferred — subject to the formation or release of reserves — is the annual net profit before the profit transfer minus any deficit from the previous year.

—	Qimonda Europe GmbH may with the approval of Qimonda AG form retained earnings (§ 272 para. 3 HGB) to the extent that is economically justifiable based on proper commercial assessment. Other retained earnings must be released upon request by Qimonda AG. The transfer of any amounts from the release of free reserves formed prior to the start of the agreement is excluded.

—	Qimonda AG shall compensate Qimonda Europe GmbH for any annual deficit that arises as of 1.7.2006 if this cannot be covered by withdrawals from free reserves formed during the term of the agreement; in this respect the then-current versions of § 302 paras. 1, 3 and 4 AktG shall apply accordingly.

—	The agreement shall come into force under civil law with the approval resolutions of the shareholders’ meeting of Qimonda Europe GmbH and the general meeting of shareholders of Qimonda AG and its entry in the commercial register of Qimonda Europe GmbH and shall apply — with the exception of the right to issue instructions — retroactively from 1.7.2006. It may be terminated initially at the end of 30.9.2011, thereafter at the end of each financial year of Qimonda Europe GmbH by observing three months’ notice.
Contrary to the above, the agreement can only be terminated without notice for an important reason. An important reason shall be deemed to exist for Qimonda AG in particular if the part or all of the participation held by Qimonda AG in Qimonda Europe GmbH is sold or if the former no longer directly holds the majority of the voting rights from the shares in Qimonda Europe GmbH.

The shareholders’ meeting of Qimonda Europe GmbH approved the Control and Profit Transfer Agreement in notarised form on Nov. 13, 2006.
The shares in Qimonda Europe GmbH are held exclusively by Qimonda AG. As there are no outside shareholders, Qimonda AG is not required to pay any compensation payments (§ 304 AktG) or to grant any settlements (§ 305 AktG).
For the same reason it is not necessary to have the agreement examined by a contractual examiner in accordance with § 293 b AktG.
The Control and Profit Transfer Agreement and — if available and required to be produced — the annual accounts and the management reports of the companies signing the agreement for the last three financial years in each case and the report by the Management Board of Qimonda AG concerning the Control and Profit Transfer Agreement may be reviewed at the offices of Qimonda AG and Qimonda Europe GmbH, Gustav-Heinemann-Ring 212, 81739 Munich and on the Internet at www.qimonda.com. These documents are also available for inspection at the general meeting of shareholders of Qimonda AG.

Participation in the general meeting of shareholders
In accordance with § 15 of the articles of association the shareholders who have been entered in the share register as shareholders of the company and who have registered by 6 February 2007 in writing, by fax or by e-mail are entitled to participate in the general meeting of shareholders and to exercise their voting right.
Shareholders who have been entered in the share register may register at the following address:
Qimonda AG
General Meeting of Shareholders 2007
QAG IR (Investor Relations)
Gustav-Heinemann Ring 123
81739 Munich
or by fax: +49-89-60088441200
or by e-mail: Andreas.Schaller@Qimonda.com
Shareholders who have been entered in the share register may also arrange for their voting right to be exercised in the general meeting of shareholders by a proxy. In this case the proxy must be registered in good time. If the authorisation is not given to a bank or a shareholders’ association, the proxy authorisation must be given in writing.
For proxy authorisations and written registrations, please complete and sign the forms that have been sent to you and return them in a stamped addressed envelope included with the forms to the above address.
If a bank is entered in the share register, this bank may only exercise the voting right for shares that do not belong to it, if it has been given a corresponding authorisation by the shareholder.
As a special service you may also arrange to be represented in the general meeting of shareholders by employees of Qimonda AG who are on the voting committee, in accordance with your instructions. Further details of this are given in the documentation sent to you.
Admission tickets and voting cards will be sent to shareholders or proxies who are entitled to take part or will be left at the collection point.
The documents specified under Agenda Item 1 may be viewed at the offices of Qimonda AG, Gustav-Heinemann-Ring 212, 81739 Munich and on the Internet at www.qimonda.com and shall also be sent to the shareholders upon request to be directed to the above register address.
We have set up the following communication addresses for shareholders to lodge countermotions to the agenda and voting suggestions:
Qimonda AG
General Meeting of Shareholders 2007
QAG IR (Investor Relations)
Gustav-Heinemann Ring 123
81739 Munich

or by fax: +49-89-60088441200
or by e-mail: Andreas.Schaller@Qimonda.com
Countermotions and voting suggestions by shareholders that are to be made accessible can be viewed on the Internet at www.qimonda.com.
The invitation to the general meeting of shareholders was published in the electronic version of the Federal Gazette dated 2 January 2007.
Notification in accordance with. § 128 para. 2, sentences 6 to 8 AktG
The following banks were part of the single consortium that acquired an issuance of Qimonda securities within the last five years:
Credit Suisse Securities (USA) LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities, Inc
ABN AMRO Rothschild LLC
Bayerische Hypo- und Vereinsbank AG
Deutsche Bank Securities Inc.
Yours sincerely,
Qimonda AG
The Management Board

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: January 3, 2007	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

	By:	/s/ Dr. Michael Majerus
Dr. Michael Majerus
Chief Financial Officer and Member of the Management Board